P.E. 2/21/02

02017294

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002 (February 21, 2002)

THE NEWS CORPORATION LIMITED
(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-46196, 33-50222, 33-62008, 33-71446, 33-81272, 33-86358, 33-89584, 33-90188, 33-91626, 33-94866, 333-4962, 333-6188, 333-6190, 333-6324, 333-6896, 333-7466, 333-8744, 333-9112, 333-9114, 333-9204, 333-9206, 333-9530, 333-10168, 333-10338, 333-10624 and 333-13556 filed by the Registrant under the Securities Act of 1933.

Total No. of Pages: 26
Index Exhibit Page: 4

Annexed hereto as Exhibit A is an announcement made to the Australian Stock Exchange in accordance with their Listing Rule 4.1 regarding the half-yearly report for The News Corporation Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date: February 21, 2002

By: ______________________
Arthur M. Siskind
Director

EXHIBIT INDEX

EXHIBIT A

News Corporation

RESULTS FOR THE HALFYEAR ENDED 31 DECEMBER, 2001

**HIGHLIGHTS FROM THE ATTACHED REPORT
TO THE AUSTRALIAN STOCK EXCHANGE
FOR THE SIX MONTHS ENDED 31 DECEMBER, 2001**

Sales revenue	Up 15% to A$14.6 billion
Profit before change in accounting policy and abnormals	A$557 million compared to a prior year profit of A$751 million
Net loss attributable to members of the parent entity	A$1,038 million loss compared to a prior year loss of A$475 million
Earnings per share before abnormals and change in accounting policy	A$0.110 compared with prior year at A$0.180

An interim unfranked dividend of A$0.015 per Ordinary share and A$0.0375 per Preferred Limited Voting share has been declared and is payable on 30 April, 2002. Completed share transfers received by the Company until 5:00 PM on 28 March, 2002 will be registered before entitlements to the dividend are determined.

	A$
Interim dividend per ordinary share	
This year - unfranked	0.0150
Last year - franked to 50%	0.0150
Interim dividend per preferred share	
This year - unfranked	0.0375
Last year - franked to 50%	0.0375

K.D. Brodie
Company Secretary
February 15, 2002
20 pages attached

News Corporation

EARNINGS RELEASE FOR THE QUARTER ENDED 31 DECEMBER, 2001
IN AUSTRALIAN DOLLARS

NEWS CORPORATION REPORTS SECOND QUARTER REVENUE GROWTH

QUARTER HIGHLIGHTS

- Pro forma revenue growth of 11% led by gains at the Filmed Entertainment, Television, Cable Network Programming and Book Publishing segments.
- Cable Network Programming's operating income up 46%, driven by strong subscriber growth at both FX and Fox News and higher subscriber rates at the Regional Sports Networks.
- Robust video and DVD sales from *Planet of the Apes* and *Dr. Dolittle 2* contributed to strong operating income of A$226 million in Filmed Entertainment
- Base television stations increase market share by more than 7%; STAR revenues grow more than 12%. Overall Television segment results down from year ago due to weak advertising environment, lower ratings at the broadcast network and higher sports related losses.
- Newspapers increase circulation revenues across all major titles. Print business earnings in aggregate below a year ago reflecting adverse exchange rate movements and overall advertising market weakness, particularly in the U.K.
- BSkyB's revenue and EBITDA grow 20% and 70%, respectively, as a result of a 13% increase in BSkyB's digital DTH subscriber base, which now exceeds 5.7 million.

Sydney, 13 February, 2002 – The News Corporation Limited (ASX: NCP, NCPDP) today reported consolidated revenues of A$8.0 billion and operating income of A$961 million for the second fiscal quarter ended 31 December, 2001, versus revenues of A$7.2 billion and operating income of A$1,039 million a year ago.

Consolidated Operating Income	3 Months Ended 31 December,		6 Months Ended 31 December,	
	2001	2000	2001	2000
	A$ Millions		A$ Millions	
Filmed Entertainment	$ 226	$ 235	$ 462	$ 405
Television	220	325	321	468
Cable Network Programming	118	81	180	149
Magazines & Inserts	106	111	192	189
Newspapers	221	249	364	419
Book Publishing	81	75	161	162
Other	(11)	(37)	(17)	(77)
Consolidated Operating Income	$ 961	$ 1,039	$ 1,663	$ 1,715

The News Corporation Limited
Incorporated in South Australia

A.C.N. 007-910-330
2 Holt Street Sydney: Correspondence: G.P.O. Box 4245 Sydney, Australia: Telephone: (02) 9288-3000

Despite the adverse market conditions that continue to affect its advertising-driven businesses, the Company achieved a 11% pro-forma[1] revenue increase during the quarter driven by the Filmed Entertainment and Cable Network Programming segments as well as by the impact of the strong US dollar. Strong earnings growth at the Company's cable networks was driven by dramatic revenue and subscriber gains at Fox News Channel – which posted the highest-rated quarter in its history - and by higher operating profit at Fox Sports Networks. However, these improvements were more than offset by year-over-year declines at the television stations, broadcast network and newspapers. Solid contributions from the Filmed Entertainment segment this quarter were slightly below a year ago reflecting the higher marketing costs of domestic theatrical releases.

Included in this period's results is the consolidation of the television stations acquired as a result of the Chris-Craft transaction which was completed July 31, 2001. On a pro forma basis the Television segment would have reported operating income a year ago of A$381 million for the three months and A$561 million for the five months ended 31 December, 2000. In addition, as of the beginning of the fiscal year, certain other television businesses primarily related to the sale and production of syndicated television series, which were previously included in the Television segment, are now included as part of Filmed Entertainment. The prior year's reported results have been reclassified accordingly.

CHAIRMAN'S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

> "In the second quarter, our businesses continued their diligent efforts to maintain operating momentum in the face of the worst advertising market since World War II and the even worse economic conditions post September 11th. Our television stations, cable properties and newspapers all improved their competitive positions in their markets; pay-TV platforms in the U.K. and across Asia and Latin America posted growth in subscriber numbers; and, despite the tough conditions, the majority of our operations increased revenues. The stringent cost-cutting programs that we have implemented not only reduced expenditures during the second quarter but also will permanently reduce the cost structure of our businesses.
>
> "Despite our best efforts, operating income for the quarter was down versus the prior year. This was due in part to losses sustained from our broadcast contracts with the National Football League, NASCAR and Major League Baseball. While ratings for both regular and post-season baseball and football remained strong, the anemic advertising market unfortunately prevented us from reaching our revenue or profit forecasts. A revised outlook has prompted a re-evaluation of our long-term U.S. sports contracts resulting in a large one-time charge.
>
> "While we have yet to see clear signs of an economic recovery, there are some hints of a modest upswing in the U.S. advertising market. Television station pacings in the current quarter are running ahead of this time last year, while scatter pricing for the FOX network remains ahead of upfront pricing."

Associated Entities reported equity income of A$12 million in the second quarter compared to a loss of A$48 million a year ago. This improvement is primarily due to favorable foreign currency fluctuations at the Latin American platforms and increased revenues at BSkyB from subscriber growth. Partially offsetting these positive variances was a decrease in equity earnings at Fox Family Worldwide prior to being sold during October.

After-tax profit before abnormal items decreased to A$397 million (A$0.079 per share) for the quarter versus the year-ago result of A$492 million (A$0.119 per share), primarily due to a decline in consolidated operating income partially off-set by higher contributions from Associated Entities. The weighted average number of shares used to calculate earnings per share for the quarter was approximately 4.8 billion as compared to 4.0 billion of a year ago. The increase reflects the issuance of approximately 600 million shares in conjunction with the additional Gemstar-TV Guide investment, the issuance of approximately 275 million shares related to the Chris-Craft acquisition and the issuance of approximately 15 million shares for the acquisition of the remaining 50% interest in Fox Sports International.

The Company reported a net abnormal loss in the quarter of US$809 million (A$1.6 billion). The loss reflects a profit from the sale of a 49.5% interest in Fox Family Worldwide offset by a charge associated with the pending divestiture of our interest in Stream as well as a write down of the Company's broadcast network sports contracts. The recovery of these contracts over their remaining lives was impacted by both the downturn in the advertising environment and a lowered outlook for advertising growth. In addition, given the uncertainties surrounding the Kirch Gruppe, the abnormal loss includes a write-down of the Company's carrying value in Kirch Media and the Company's share of BSkyB's write-down of its carrying value in KirchPayTV.

An interim unfranked dividend of A$0.015 per Ordinary share and A$0.0375 per Preferred Limited Voting share has been declared and is payable on 30 April, 2002. Completed share transfers received by the Company until 5:00 PM on 28 March, 2002 will be registered before entitlements to the dividend are determined.

The following commentary is discussed principally in U.S. dollars.

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported second quarter operating income of US$115 million, compared to US$127 million in the same period a year ago. Strong current year operating profits included the worldwide home video and DVD releases of *Planet of the Apes* and *Dr. Dolittle 2*, partially offset by release costs for *Shallow Hal*, *Black Knight*, *Joe Somebody* and *Behind Enemy Lines*. Last year's results were fueled by the international theatrical and domestic video release of *X-Men* as well as strong worldwide library sales.

Twentieth Century Fox Television (TCFTV) increased its second quarter earnings over a year ago with higher contributions from various series including *King of the Hill*, *The Practice* and *Buffy the Vampire Slayer*. TCFTV also continued its string of hit shows with the successful debut of several new series including *Bernie Mac*, FOX's top-rated new show among adults 18-49, and *Reba*, the WB's highest-rated comedy of the season. In addition, several returning shows – including *The Simpsons, King of the Hill,*

Judging Amy, The Practice and *Malcolm in the Middle* – continue to perform extremely well, ranking number one in their time slots among adults 18-49.

TELEVISION

The Television segment reported operating income of US$113 million versus pro forma operating income of US$211 million in the same period a year ago, reflecting declines at both the Fox Television Stations and the Fox Broadcasting Company (FBC).

Operating income at the Fox Television Stations (FTS) declined 10% compared to the pro forma results for the second quarter a year ago, primarily as a result of the continued soft advertising market. However, on the strength of its syndicated programming and local news, FTS expanded the market share of its base stations to 21.4%, an increase of 1.4 percentage points from last year's 20% share.

At the Fox Broadcasting Company, the continued weakness of the advertising environment, combined with lower ratings and higher sports programming costs, resulted in decreased operating results versus the second quarter a year ago. The network is launching several mid-season replacements to improve ratings including the promising *That 80's Show* which has delivered solid ratings since its January premier and the critically acclaimed *Andy Richter Controls the Universe*.

STAR maintained its momentum during the second quarter with continued advertising and subscription revenue growth, particularly at STAR Plus in India. STAR Plus, which on average broadcasts 15 of the top 20 Hindi programs, is the number one cable channel in the region. STAR's revenue gains were offset by increased programming and channel launch costs as STAR Plus continues to expand its array of local language channels and content.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel, Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel (FX) and Speedvision), the Los Angeles Dodgers and other cable-related businesses, reported second quarter operating income of US$60 million, a 36% increase over prior year's results.

The Fox News Channel (FNC) achieved 31% revenue growth from significant increases in both affiliate and advertising revenues during the quarter. FNC improved its contributions compared to a year ago despite the higher costs associated with covering the war on terrorism, largely driven by the addition of nearly 20 million subscribers since the same period last year. The channel's current subscriber base now exceeds 78 million. The subscriber gains, combined with FNC's highest-rated quarter since its launch, produced viewership growth of 91% on a 24-hour basis and 62% in primetime. As a result, advertising sales for the quarter were up 59% compared to the prior year.

Fox Sports Networks reported improved operating profit contributions during the quarter, primarily as a result of revenue growth at the RSNs. Increases in affiliate pricing and additional DTH subscribers contributed to the RSNs' revenue gains, which were partially offset by increased costs associated with sports rights, primarily due to major league baseball games which were rescheduled to October as a result of the September 11th attacks. FX also achieved revenue growth during the quarter primarily due to higher affiliate revenues, reflecting the addition of 20 million subscribers over the past year. The revenue gains were more than offset by increased programming costs for syndicated and original programming. This investment in programming has already proved successful as the original movie *Sins of the Father* generated a record audience of 3.2 million viewers during its January premiere.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported operating income of US$55 million during the second quarter, down slightly from the results a year ago. A reduction in overhead expense offset lower contribution margins primarily at the In-Store business due to the weak economic environment.

NEWSPAPERS

The Newspaper segment reported operating income of US$113 million. Circulation revenue gains in the Company's major newspaper markets were more than offset by the effect of the weak advertising environment and unfavorable currency exchange fluctuations and resulted in operating income 16% below a year ago.

The UK newspaper group reported operating income 13% below the same period a year ago as circulation revenue gains across all titles were more than offset by a 19% decline in advertising revenue in local currency terms. The advertising weakness was principally the result of lower volumes and yields across all categories at *The Times* and *The Sunday Times* combined with lower color volume and display advertising at *The Sun* and *The News of the World*.

The Australian newspaper group posted a 5% decline in operating profit for the quarter in local currency terms compared to a year ago as advertising declines of 3% more than offset circulation revenue gains. The decrease in advertising was due to weak classified and display advertising as a result of the soft employment market, which mitigated the strong real estate advertising related to the fall in interest rates.

BOOK PUBLISHING

HarperCollins reported revenue growth of 8% and operating income 5% above last year's second quarter. The increases were driven by solid holiday season sales in the U.S. and the strong performance of HarperCollins' international divisions, which were led by the success of books by J.R.R. Tolkein and the blockbuster biography of comedian Billy Connolly, which continues to be featured on the *The Sunday Times* bestseller list. During the quarter, HarperCollins had 35 books on *The New York Times* bestseller list including six books in *The Series of Unfortunate Events* by Lemony Snicket, which have collectively spent more than 180 weeks on the list.

OTHER

At the end of the quarter, the Company recorded a US$909 million one-time abnormal charge relating to our three U.S. national sports contracts as follows: National Football League (US$387 million), NASCAR (US$297 million) and Major League Baseball (US$225 million). The severe downturn in sports related advertising during the second half of calendar 2001, the lack of any sustained advertising rebound subsequent to September 11th and the reduction of forecasted long-term advertising growth rates all resulted in a reduction of our projections of direct revenues from these contracts.

---

(1) *Fiscal 2001 pro forma results include the consolidation of television stations acquired as a result of the Chris Craft transaction as if they were owned effective 31 July, 2000.*

ASSOCIATED ENTITIES

Associated Entities reported equity income of A$12 million in the second quarter compared to a loss of A$48 million a year ago. This improvement in equity income is primarily due to favorable foreign currency fluctuations at the Latin America platforms and increased revenues at BSkyB from subscriber growth. Partially offsetting these positive variances was a decrease in equity earnings at Fox Family prior to being sold during October.

The Company's share of Associated Entities earnings (losses) is as follows:

	% Owned	3 Months Ended 31 December, 2001	3 Months Ended 31 December, 2000 [a]	6 Months Ended 31 December, 2001	6 Months Ended 31 December, 2000 [a]
Platforms:		US $ Millions		US $ Millions	
BSkyB	36.3% [b]	$ (21)	$ (32)	$ (27)	$ (30)
FOXTEL – Australia	25.0%	(2)	(2)	(4)	(4)
Sky Latin America:					
NetSat - Brazil	36.0%	18	(17)	(13)	(33)
Innova - Mexico	30.0%	-	(17)	(19)	(21)
Other	Various	(11)	(10)	(22)	(17)
Channels:					
Fox Sports Domestic Cable Networks	Various	12	15	4	29
STAR Associates:					
ESPN STAR Sports	50.0%	(2)	(4)	(4)	(8)
Other STAR	Various [c]	(1)	2	(2)	5
Other Associates	Various [c]	13	39	31	37
Total Associated Entities' Earnings (Losses)		$ 6	$ (26)	$ (56)	$ 42)
In Australian Dollars		A$ 12	A$ (48)	A$ (109)	A$ (75)

Further details on the Associated Entities follow.

---

[a] *The fiscal 2001 presentation has been reclassified to conform to the fiscal 2002 presentation, which now reflects associate financial results after tax.*

[b] *For the six months ended 31 December, 2000, News' share of BSkyB was 37.1%.*

[c] *Primarily comprises Phoenix Satellite Television, Koos Cable Group, and Hathway Cable.*

[d] *Primarily comprises Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, National Geographic, Fox Family Worldwide (until it was sold in October 2001), and Fox Sports International (until the remaining interest was purchased and consolidated in December 2001).*

BSkyB (in STG) – United Kingdom	3 Months Ended 31 December, 2001	2000 [(a)*]	6 Months Ended 31 December, 2001	2000 [(a)*]
	Millions (except subs.)		Millions (except subs.)	
Revenues	£ 678	£ 566	£ 1,321	£ 1,086
EBITDA	46	27	111	76
Net loss before exceptional items	£ (118)	£ (114)	£ (223)	£ (168)
AGAAP Adjustments (in US$)[(1)]	$ 41	$ 30	$ 90	$ 62
News' 36/37% reportable share (in US$)	$ (21)	$ (32)	$ (27)	$ (30)
Net Debt			£ 1,833	£ 1,440
Ending Subscribers			11,223,000	9,750,000
DTH Subscribers			5,716,000	5,051,000

* Does not reflect BSkyB's FRS 19 restatement in 2000

BSkyB's revenue for the quarter increased 20% principally driven by a 13% increase in the number of DTH subscribers and an 11% increase in core ARPU. EBITDA increased 70% reflecting higher revenues partially offset by increased programming costs resulting from the Premier League contract and subscriber growth, as well as the inclusion of operating expenses associated with interactive services. Increased losses at BSkyB's equity affiliate, KirchPayTV, contributed to the increase in net loss before exceptional items.

FOXTEL (in A$) – Australia	3 Months Ended 31 December, 2001	2000 [(a)]	6 Months Ended 31 December, 2001	2000 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues	A$ 127	A$ 112	A$ 251	A$ 219
EBITDA	(6)	(15)	(21)	(28)
Net loss	A$ (12)	A$ (14)	A$ (30)	A$ (28)
News' 25% Reportable Share (in US$)	$ (2)	$ (2)	$ (4)	$ (4)
Ending Subscribers			775,000	703,000

FOXTEL's revenues for the quarter increased 13% principally due to a 10% increase in subscribers compared to a year ago. EBITDA losses for the quarter decreased 60% resulting from the increased revenues and a decrease in subscriber acquisition costs, partially offset by an increase in programming costs due to the weak Australian Dollar. FOXTEL now has 775,000 subscribers, 38% of whom are satellite subscribers.

Net Sat (in US$) – Brazil	3 Months Ended 31 December,		6 Months Ended 31 December,	
	2001	2000 [(a)]	2001	2000 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	R$ 141	R$ 115	R$ 288	R$ 223
Revenues	$ 55	$ 60	$ 113	$ 119
EBITDA	5	(31)	(2)	(47)
Net income/(loss)	50	(47)	(35)	(91)
News' 36% Reportable Share (in US$)	$ 18	$ (17)	$ (13)	$ (33)
Net Debt (excluding capitalized leases)			$ 213	$ 228
Ending Subscribers			708,000	652,000

Net Sat's subscriber base increased 9% over the prior year, resulting in a 23% increase in local currency revenues. EBITDA improved $36 million versus the second quarter a year ago and was positive as a result of a significant reduction in subsidy costs due to the lower average cost per set-top box, and lower marketing costs. Additionally, the strengthening of the Brazilian Real on US dollar denominated liabilities favorably impacted Net Sat's net results for the quarter.

Innova in (US$) – Mexico	3 Months Ended 31 December,		6 Months Ended 31 December,	
	2001	2000 [(a)]	2001	2000 [(a)]
	Millions (except subs.)		Millions (except subs.)	
Revenues (in local currency)	Ps 809	Ps 672	Ps 1,622	Ps 1,234
Revenues	$ 88	$ 66	$ 176	$ 126
EBITDA	12	(10)	25	(15)
Net income (loss)	$ (1)	$ (56)	$ (63)	$ (70)
News' 30% Reportable Share (in US$)	$ -	$ (17)	$ (19)	$ (21)
Net Debt (excluding capitalized leases)			$ 370	$ 370
Ending Subscribers			692,000	590,000

At Innova, EBITDA reflects a 23% increase in local currency revenues primarily due to subscriber growth of 17% over the prior-year. Additionally, the strengthening of the Mexican Peso on US dollar denominated liabilities favorably impacted Innova's net results for the quarter.

Fox Sports Domestic Cable Networks* (in US$):

	3 Months Ended 31 December, 2001	3 Months Ended 31 December, 2000 [a]	6 Months Ended 31 December, 2001	6 Months Ended 31 December, 2000 [a]
	Millions (except subs.)		Millions (except subs.)	
Net income (loss)	$ (2)	$ -	$ (24)	$ 2
AGAAP Adjustments [1]	14	15	28	27
News' Reportable Share*	$ 12	$ 15	$ 4	$ 29
Ending subscribers			41,707,000	88,372,000

At the domestic associates, operating results for the quarter reflect higher advertising revenues at National Sports Partnership and increased affiliate revenues across the RSNs. These positive variances were more than offset by the absence of equity income due to the sale of Home Team Sports.

**Various TNCL associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network, Home Team Sports (which was sold in February 2001), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership, as well as Speedvision and Outdoor Life Network until July 2001.*

ESPN STAR Sports (in US$) – Asia	3 Months Ended 31 December, 2001	3 Months Ended 31 December, 2000 [a]	6 Months Ended 31 December, 2001	6 Months Ended 31 December, 2000 [a]
	Millions (except subs.)		Millions (except subs.)	
Revenues	$ 37	$ 29	$ 62	$ 47
EBITDA	(1)	(6)	(3)	(12)
Net Loss	$ (3)	$ (8)	$ (8)	$(16)
News' 50% Reportable Share (in US$)	$ (2)	$ (4)	$ (4)	$ (8)
Viewership			141,464,000	111,551,000

Operating results for the quarter reflect increased subscription revenues principally due to subscriber growth in India, Malaysia, Singapore and Thailand, along with new revenues from the English Premier League events. EBITDA losses decreased 83% resulting from the increase in revenues partially offset by higher programming and production costs related to the acquisition of exclusive soccer rights. Overall viewership at ESPN STAR Sports increased 27% to approximately 141 million.

Other

In addition, the Company has investments in several start-up Associated Entities. News' reportable share of the capitalised start-up losses from these ventures, primarily in Italy, was approximately US$61 million for the quarter. Costs incurred in the development of major new activities are capitalised until the operations commence on a commercial basis.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	6 Months Ended 31 December,	
	2001	2000
Australian Dollar/U.S Dollar	0.51	0.55
U.K. Pounds Sterling/U.S. Dollar	1.44	1.47

[1] *Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles ("AGAAP") relating to capitalized losses from start-up businesses and identifiable intangible amortization.*

To receive a copy of this press release through the Internet, access News Corp's corporate Web site located at http://www.newscorp.com

Audio from News Corp's meeting with analysts on the second-quarter results can be heard live on the Internet at 9:00 a.m. Eastern Standard Time (Australia) today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The "forward-looking statements" included in this document are made only as of the date of this document and we do not have any obligation to publicly update any "forward-looking statements" to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations
212-852-7092

Andrew Butcher, Press Inquiries
212-852-7070

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	6 months ended 31 December 2001	6 months ended 31 December 2000
	A$ million	A$ million
Sales revenue	14,638	12,777
Operating expenses	10,326	8,743
Selling, general and administrative expenses	2,271	1,989
Depreciation and amortisation	376	330
Operating income	1,663	1,715
Net (loss) from associated entities	(1,226)	(96)
Borrowing costs	(653)	(651)
Investment income	128	190
Net borrowing costs	(525)	(461)
Dividend on exchangeable preferred securities	(47)	(44)
Profit (loss) before change in accounting policy, group abnormals and tax	(135)	1,114
Abnormal gains before tax	3,070	565
Abnormal charges before tax	(3,347)	(1,277)
Change in accounting policy before tax		(1,107)
Profit (loss) from ordinary activities before tax	(412)	(705)
Income tax benefit (expense)		
Ordinary activities before change in accounting policy and group abnormals	(285)	(278)
Abnormal gains and charges	(119)	193
Change in accounting policy		421
Net income tax benefit (expense)	(404)	336
Net profit (loss) from ordinary activities after tax	(816)	(369)
Outside equity interests	(222)	(106)
Net profit (loss) attributable to members of the parent entity	(1,038)	(475)
Net exchange gains arising on translation of net assets of controlled entities	222	1,956
Investment by an associated entity	(267)	
Total change in equity other than those resulting from transactions with owners as owners	(1,083)	1,481
Profit before change in accounting policy and abnormals	**557**	**751**
Earnings per share on profit before change in accounting policy and abnormals	$0.110	$0.180
EARNINGS PER SHARE ON NET LOSS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		
Basic/Diluted		
Ordinary	$(0.198)	$(0.113)
Preferred limited voting ordinary	$(0.237)	$(0.136)

The Consolidated Statement of Financial Performance is to be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	31 Dec 2001	30 June 2001	31 Dec 2000
		A$ million	
ASSETS			
Current Assets			
Cash	6,247	5,615	3,513
Receivables	8,308	6,683	7,365
Inventories	3,294	3,259	2,794
Other	744	616	669
Total Current Assets	18,593	16,173	14,341
Non-Current Assets			
Receivables	995	762	613
Investments in associated entities	18,909	20,022	9,572
Other investments	1,972	3,129	3,675
Inventories	5,340	5,219	3,334
Property, plant and equipment	7,226	7,110	6,557
Publishing rights, titles and television licences	38,384	31,051	29,595
Goodwill	486	519	500
Tax assets	103	103	100
Other	896	873	771
Total Non-Current Assets	74,311	68,788	54,717
Total Assets	92,904	84,961	69,058
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Interest bearing liabilities	90	63	60
Payables	10,100	8,777	8,524
Tax liabilities	780	550	199
Provisions	414	386	341
Total Current Liabilities	11,384	9,776	9,124
Non-Current Liabilities			
Interest bearing liabilities	18,154	18,742	16,551
Payables	5,231	4,465	4,859
Tax liabilities	383	426	681
Provisions	1,336	290	299
Total Non-Current Liabilities	25,104	23,923	22,390
Exchangeable preferred securities	3,706	3,667	3,311
Total Liabilities including exchangeable preferred securities	40,194	37,366	34,825
Shareholders' Equity			
Contributed equity	26,873	20,735	11,471
Reserves	9,545	10,899	8,648
Retained profits	10,982	10,906	11,175
Shareholders' equity attributable to members of the parent entity	47,400	42,540	31,294
Outside equity interests in controlled entities	5,310	5,055	2,939
Total Shareholders' Equity	52,710	47,595	34,233
Total Liabilities and Shareholders' Equity	92,904	84,961	69,058

The Consolidated Statement of Financial Position is to be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

	6 months ended December 2001	2000
	A$ million	
Operating activity		
Net profit (loss) attributable to members of the parent entity	(1,038)	(475)
Adjustment for non-cash and non-operating activities:		
Associated entity earnings net of dividends	142	75
Depreciation and amortisation	376	330
Provisions and other	89	145
Abnormal items after tax, net of outside equity interest	1,595	540
Change in accounting policy after tax		686
Change in assets and liabilities:		
Receivables	(1,604)	(1,725)
Inventories	(646)	(353)
Payables	1,020	678
Cash (used) by operating activity	(66)	(99)
Investing and other activity		
Property, plant and equipment	(300)	(621)
Investments	(2,934)	(1,406)
Proceeds from sale of non-current assets	4,613	864
Cash provided (used) by investing activity	1,379	(1,163)
Financing activity		
Repayment of debt	(652)	(25)
Issuance of shares	112	36
Repurchase of preferred shares, net		(91)
Dividends paid	(162)	(92)
Leasing and other finance costs		(1)
Cash (used) by financing activity	(702)	(173)
Net (decrease) increase in cash	611	(1,435)
Opening cash balance	5,615	4,638
Exchange movement on opening cash balance	21	310
Closing cash balance	6,247	3,513
Gross cash flows from operating activity		
Cash from trading operations		
Receipts	13,034	11,040
Payments	(12,393)	(10,526)
	641	514
Dividend and distribution receipts	18	4
Interest receipts	131	184
Interest payments	(666)	(667)
Income tax payments	(143)	(90)
Dividends paid on exchangeable preferred securities	(47)	(44)
Cash (used) by operating activity	(66)	(99)

For the purposes of the Consolidated Statement of Cash Flows, cash includes cash at bank, on deposit and on hand.

The Consolidated Statement of Cash Flows is to be read in conjunction with the accompanying notes.

NOTE 1 - BASIS OF ACCOUNTING

The financial report for the 6 months ended 31 December, 2001 is a general purpose financial report and has been reviewed by registered auditors. It has been prepared in accordance with the Australian Stock Exchange Listing Rules and AASB 1029: Interim Financial Reporting. It is recommended that the accounts be read in conjunction with the 30 June, 2001 Annual Report, Full Financial Report and any public announcements made by The News Corporation Limited ("the Company") during the half year in accordance with the continuous disclosure obligations of the Corporations Act (2001) and Australian Stock Exchange Listing Rules.

At the beginning of the previous financial year, the Company changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. This change in accounting policy provides better comparability of the Company's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million. The effect of this change is a reduction in net profit attributable to members of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

The Company discloses as abnormal gains and charges the financial impact of transactions which are included within profit (loss) from ordinary activities that are considered abnormal by reason of their size, nature and effect on the Company's financial performance for the year.

The financial statements have been prepared on a basis consistent with the previous year, and are in accordance with historic cost principles.

NOTE 2 - SEGMENT DATA

		6 months ended December 2001	6 months ended December 2000
		A$ million	A$ million
Primary Segment (Business)			
Revenue			
Filmed entertainment	(a)	4,001	3,299
Television	(a)	4,145	3,545
Cable network programming		1,634	1,224
Magazines and inserts		768	797
Newspapers		2,299	2,267
Book publishing		1,172	1,089
Other		619	556
		14,638	12,777
Operating Income			
Filmed entertainment	(a)	462	405
Television	(a)	321	468
Cable network programming		180	149
Magazines and inserts		192	189
Newspapers		364	419
Book publishing		161	162
Other		(17)	(77)
		1,663	1,715
Net (loss) from associated entities before abnormals		(109)	(75)
Net borrowing costs		(525)	(461)
Dividend on exchangeable preferred securities		(47)	(44)
Tax on ordinary activities before change in accounting policy and abnormals		(285)	(278)
Outside equity interest before abnormals		(140)	(106)
Profit before change in accounting policy and abnormals		557	751

(a) Certain entities have been reclassified between segments in the 2000 comparatives.

		6 months ended December 2001	2000
		A$ million	
NOTE 3 - SALES REVENUE			
Rendering of services		14,638	12,777
		14,638	12,777

NOTE 4 - OTHER STATEMENT OF FINANCIAL PERFORMANCE INFORMATION

		2001	2000
Borrowing costs			
Interest paid to:			
Unrelated entities		653	651
		653	651
Investment income			
Interest income from:			
Unrelated entities		(96)	(151)
Associated entities		(32)	(39)
		(128)	(190)
Interest capitalised:			
Property, plant and equipment and other assets			15
Film inventories		26	21
		26	36
Amortisation of capitalised interest		36	33
Depreciation and amortisation			
Goodwill		32	24
Fixed assets		319	283
Leased assets		25	23
		376	330

The principal component of operating expenses is the amortisation of film and television programming costs which amounted to $4,799 million (2000 $4,708 million).

NOTE 5 - ASSOCIATED ENTITIES

		2001	2000
Operating (loss)		(91)	(80)
Abnormals	(a)	(1,136)	(21)
Operating (loss) after abnormals		(1,227)	(101)
Income tax benefit (expense) attributable to operating income		(18)	5
Income tax benefit attributable to abnormals		19	
Income tax benefit		1	5
Operating (loss) after tax		(1,226)	(96)

(a) Principally related to BSkyB's write-down of its investment in Kirch Pay TV.

As at 31 December, 2001, the Company owned approximately 175 million shares in Gemstar TV-Guide ("Gemstar") with a carrying value of approximately $13.2 billion. The market value of the shares at 31 December, 2001 and 14 February, 2002 was approximately $9.6 billion and $6.6 billion respectively. In view of the decline in market price, the Directors of the Company have assessed the recoverable amount of this long term stategic investment, and have determined, based upon various factors, that an impairment charge is not appropriate.

NOTE 6 - ABNORMAL GAINS AND CHARGES BEFORE OUTSIDE EQUITY INTEREST

	6 months ended December 2001 A$ million	2000 A$ million
Abnormal gains:		
Sale of Fox Family	2,323	
Disposal of non-current assets	747	565
	3,070	565
Abnormal charges:		
Disposal and write down of non-current assets	(529)	(867)
Healtheon/Web MD transaction restructure, net		(410)
Write down of sporting contracts	(1,768)	
Write down of investment in Stream	(590)	
Write down of investment in Kirch Media	(460)	
	(3,347)	(1,277)
Income tax (expense) benefit attributable to abnormal items	(119)	193
Abnormal (loss) profit after tax	(396)	(519)

NOTE 7 - CHANGE IN ACCOUNTING POLICY

Change in accounting policy before tax		(1,107)

At the beginning of the previous financial year, the Company changed its accounting policy with regards to, amongst other things, the treatment of marketing and development costs incurred in the production and distribution of films whereby marketing and certain development costs, previously capitalised and expensed over time, are now expensed as incurred. This change in accounting policy provides better comparability of the Company's results against its competitors and has also ensured continued consistency with United States generally accepted accounting principles for producers and distributors of films. The net impact of this change in accounting policy net of outside equity interest was a one-off pre-tax charge to profit of $1,107 million with an associated tax benefit of $421 million. The effect of this change is a reduction in net profit attributable to members of $686 million and a corresponding reduction in the carrying value of inventory of $1,338 million, a reduction in tax liabilities of $509 million and in outside equity interest of $143 million.

	6 months ended December 2001	2000
	A$ million	

NOTE 8 - OUTSIDE EQUITY INTEREST

	2001	2000
Profit before abnormal gains and charges	(140)	(106)
Group abnormal gains and charges	(146)	
Group abnormal gains and charges - tax	55	
Associate abnormals	9	
	(222)	(106)

NOTE 9 - DIVIDENDS

A final unfranked dividend of 1.5 cents per ordinary share and an unfranked dividend of 3.75 cents per preferred limited voting ordinary share ("preferred share") has been declared payable on 30 April, 2002. Completed share transfers received by the Company by the close of business on 28 March, 2002 will be registered before entitlements to the dividend are determined. Elections with respect to the Dividend Reinvestment Plan, to have effect with respect to the above dividends, must be lodged with the Company by the close of business on 28 March, 2002. A discount of 10% will apply to the weighted average market price of the ordinary and preferred shares used to determine the respective entitlements under the Dividend Reinvestment Plan.

Dividends declared during the six months ended respectively:

	2001	2000
Interim unfranked dividend per ordinary share - payable 30 April, 2002	$ 0.0150	
Interim unfranked dividend per preferred share - payable 30 April, 2002	$ 0.0375	
Interim dividend franked to 50% per ordinary share - paid 30 April, 2001		$ 0.0150
Interim dividend franked to 50% per preferred share - paid 30 April, 2001		$ 0.0375

The balance of the franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements, and after deducting franking credits to be used in payment of the above dividend, is $12 million (30%) (2000 $1 million (34%)).

NOTE 10 - RATIOS

	2001	2000
Profit before change in accounting policy and abnormals as a percentage of revenue	3.8%	5.9%
Profit (loss) from ordinary activities before tax as a percentage of revenue	(2.8)%	(5.5)%
Net profit (loss) from ordinary activities after tax attributable to members of the parent entity as a percentage of equity	(2.2)%	(1.5)%
Net Tangible Asset backing per share	$ 11.33	$ 12.70

NOTE 11 - EARNINGS PER SHARE

	2001	2000
Earnings per share on profit before change in accounting policy and abnormals	$0.110	$0.180

This earnings per share is calculated on the basis of 4,813,057,732 (2000 3,994,167,352) ordinary shares comprising 1,962,281,633 (2000 1,911,819,620) ordinary shares and 2,850,776,099 (2000 2,082,347,732) preferred limited voting ordinary shares. This calculation has been disclosed to provide users with earnings per share based upon the total number of ordinary shares (both ordinary and preferred limited voting ordinary).

EARNINGS PER SHARE ON NET LOSS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY

	2001	2000
Basic/Diluted		
Ordinary	$(0.198)	$(0.113)
Preferred limited voting ordinary	$(0.237)	$(0.136)

The weighted average number of shares used in the calculation of basic earnings per share was 1,962,281,633 (2000 1,911,819,620) ordinary shares and 2,850,776,099 (2000 2,082,347,732) preferred limited voting ordinary shares. Earnings have been allocated between the two classes of shares in accordance with the ratio of dividend entitlement and weighted average number of shares outstanding during the period. No potential ordinary shares were dilutive as at 31 December, 2001 or 31 December, 2000.

	December 2001	December 2000
	A$ million	
NOTE 12 - RETAINED PROFITS		
Retained profits at the beginning of the financial year	10,906	11,691
Net profit (loss) attributable to members of the parent entity	(1,038)	(475)
Dividends provided for or paid	(173)	(136)
Aggregate amount transferred from reserves	1,287	95
Retained profits at the end of the financial year	10,982	11,175

NOTE 13 - BUSINESSES ACQUIRED

The following controlled entites were acquired by the Company during the half year:

Date	*Name*	*Principal Activities*	*Ownership*
July, 2001	Chris-Craft Industries, Inc	Television Broadcasting	85.32%
July, 2001	BHC Communications, Inc	Television Broadcasting	85.32%
July, 2001	United Television, Inc	Television Broadcasting	85.32%
July, 2001	Speedvision Network, LLC	Cable Network	85.32%
December, 2001	Fox Sports International	Cable Network	85.32%

The impact on the financial statements was an increase in intangible assets of $7,151 million, an increase in contributed equity of $4,607 million, an increase in receivables and other assets of $410 million, an increase in non-current assets of $594 million, an increase in payables and provisions of $1,597 million and a net decrease in cash of $1,951 million.

NOTE 14 - CONTINGENT LIABILITIES

There are no material changes in contingent liabilities since the date of the 30 June, 2001 Full Financial Report. There are no material contingent assets.

NOTE 15 - ISSUED AND QUOTED SECURITIES

All ordinary shares and preferred shares issued during the year were fully paid up.

	Number Issued and Quoted	
	Ordinary	Preferred
Balance as at 1 July, 2001	2,091,801,440	2,660,797,506
Exercises/conversions of potential shares		13,187,166
Shares issued in return for equity in Gemstar-TV Guide International		115,175,920
Shares issued on the acquisition of Chris-Craft Industries, Inc., BHC Communications Inc. and United Television, Inc.		275,416,834
Shares issued on the acquisition of Fox Sports International		14,692,732
Dividend reinvestment	1,241,886	2,228,918
Balance as at 31 December, 2001	2,093,043,326	3,081,499,076

Preference Securities

	Number Issued	Number Quoted	Paid-up Value
Perpetual preference shares	3,800,000		US$ 25
8 5/8% cumulative perpetual preference shares	10,000,000		US$ 25

Options	Number issued
The following option plans are not quoted.	
Options over one ordinary share and one half a preferred share	
Opening balance at 1 July, 2001	310,500
Exercised	-
Closing balance at 12 February, 2002	310,500
A$ exercise price range	A$6.04 - A$10.86
Expiration dates	October 2002 - October 2004
Options over preferred shares	
Opening balance at 1 July, 2001	151,473,276
Issued	52,921,847
Exercised	(2,253,975)
Lapsed	(901,872)
Closing balance at 12 February, 2002	201,239,276
A$ exercise price range	A$4.57 - A$22.11
Expiration dates	November 2004 - January 2012

Other Plans

Consequent to the acquisition of New World Communications Group Incorporated, Heritage Media Corporation and Chris-Craft Industries, these Share Option Plans granted participants the right to purchase ADRs of the Company, each of which represents four preferred shares. At 12 February, 2002, the following options (all of which are fully vested) remain outstanding:

New World /Heritage Options

Opening balance at 1 July, 2001	593,843
Exercised	-
Closing balance at 12 February, 2002	593,843
US$ exercise price range	US$1.15 - US$3.87
Expiration dates	May 2003 - December 2006

Chris-Craft Industries Options

Opening balance at 1 July, 2001	-
Issued	32,954,318
Exercised	(11,522,476)
Lapsed	(528,093)
Closing balance at 12 February, 2002	20,903,749
US$ exercise price range	US$3.17 - US$6.11
Expiration dates	April 2004 - May 2010

Preference Capital in Shareholders' Equity	December 2001 A$ million
Preference Capital	490

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